# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIRO Group Holdings, Inc., CIK 0001927958
CUSIP: 009422106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8444 Westpark Drive, Suite 840, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001163768

## Reporting persons
- Chirinjeev Kathuria: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 940,678; shared voting power 3,650,710; sole dispositive power 940,678; shared dispositive power 3,650,710; aggregate amount beneficially owned 4,591,388 (14.6% of the class)
- New Generation Aerospace, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,650,710; sole dispositive power 0; shared dispositive power 3,650,710; aggregate amount beneficially owned 3,650,710 (11.6% of the class)

## Item 1. Issuer
Name of issuer: AIRO Group Holdings, Inc.
Address of issuer's principal executive offices: 8444 Westpark Drive, Suite 840, McLean, VA, 22102.

## Item 2. Person Filing
Name of person filing:
Chirinjeev Kathuria
New Generation Aerospace, LLC
Address of principal business office or, if none, residence:
Chirinjeev Kathuria: 8444 Westpark Drive, Suite 840, McLean, VA 22102
New Generation Aerospace, LLC: 7790 NW 67th Street, Medley, FL 33166
Citizenship:
Chirinjeev Kathuria: United States
New Generation Aerospace, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentage of the shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. This percentage is calculated based on 31,445,644 shares of common stock outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 14, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- Chirinjeev Kathuria: /s/ Chirinjeev Kathuria, Chirinjeev Kathuria (08/14/2026)
- New Generation Aerospace, LLC: /s/ Chirinjeev Kathuria, Chirinjeev Kathuria, Managing Member (08/14/2026)